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15046978

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68721

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TowerBrook Financial, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Park Avenue Tower, 65 East 55th Street, 27th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jennifer Glassman 212-699-2262
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PUBLIC

3/4/15

OATH OR AFFIRMATION

I, Jennifer Glassman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TowerBrook Financial, L.P., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

GLENN F MILLER
Notary Public - State of New York
NO. 02MI6163561
Qualified in New York County
My Commission Expires 3-26-15

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TowerBrook Financial, L.P.

Statement of Financial Condition
December 31, 2014
(Available for Public Inspection)

TowerBrook Financial, L.P.
Index
December 31, 2014

pwc

Report of Independent Registered Public Accounting Firm

To the Management of TowerBrook Financial, L.P.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of TowerBrook Financial, L.P. (the "Company") at December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Statement of Financial Condition based on our audit. We conducted our audit of this statement of financial condition in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement of Financial Condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the Statement of Financial Condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2015

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

TowerBrook Financial, L.P.
Statement of Financial Condition
December 31, 2014

Assets	
Cash	$ 461,419
Receivable from affiliate, net	788,642
Prepaid expenses and other assets	67,331
Furniture	8,065
Less: Accumulated depreciation	(1,536)
Net fixed assets	6,529
Total assets	$ 1,323,921
Liabilities and Partners' Capital	
Liabilities	
Accounts payable and accrued expenses	$ 70,278
Total liabilities	70,278
Commitments and contingencies (Note 5)	
Partners' capital	1,253,643
Total liabilities & partners' capital	$ 1,323,921

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

TowerBrook Financial, L.P. (the "Partnership"), a Delaware limited partnership, was formed on May 19, 2011. The Partnership is owned 99% by TowerBrook Financial LP, LLC and 1% by the general partner, TowerBrook Financial GP, LLC (the "General Partner"), each of which are owned 100% by TowerBrook Capital Partners L.P. ("TCP"). The Partnership became registered as a broker dealer with the Securities and Exchange Commission ("SEC") on February 17, 2012 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Partnership does not carry customer securities accounts for customers or perform custodial services and, accordingly, claims exemptions from Rule 15c3-3 of the Securities Exchange Act of 1934 under Section (k)(2)(i).

The Partnership operates in the United Kingdom ("UK") through its London branch, and is also an appointed representative for an affiliate, TowerBrook Capital Partners (U.K.) LLP ("SubAdvisor") for the purposes of the UK Financial Services and Markets Act 2000. The SubAdvisor is authorized and regulated by the UK Financial Conduct Authority ("FCA"). The Partnership and the SubAdvisor are under common control.

The Partnership provides private placement marketing services and advice to TCP, the advisor of affiliated private equity funds (the "Affiliated Funds"). The Affiliated Funds are managed or advised by TCP or its investment advisory affiliates.

2. Significant Accounting Policies

Basis of Presentation

This financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

The following is a summary of significant accounting policies used in preparing the financial statement:

Use of Estimates

The preparation of the financial statement in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from management's estimates and these differences could be material.

Revenue and Expense Recognition

The Partnership earns revenue based on a services agreement with TCP (Note 4). All revenues are billed and collected by the Partnership. This revenue is recognized on the accrual basis of accounting consistent with the authoritative guidance on revenue recognition. Expenses are accrued for as incurred.

Cash

The Partnership maintains a cash account consisting of cash with one major financial institution, which at times may exceed the Federal Depository Insurance Corporation ("FDIC") insurable limit.

Foreign Currency and Exchange

As a result of having transactions denominated in foreign currencies, the Partnership is exposed to the effect of foreign exchange rate fluctuations on the U.S. dollar. Transactions denominated in

foreign currencies are translated into U.S. dollar amounts at actual exchange rates on the date of the transaction. Income and expense items denominated in foreign currency are translated into U.S. dollar amount at average exchange rate for the year. Assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the closing rate of exchange at the reporting date.

Functional Currency
The financial statement is presented in U.S. Dollars, which is the functional currency of the Partnership.

Income Taxes
The Partnership is treated as a "disregarded entity" for UK, and US federal and state tax purposes to the extent permitted by law. Therefore, the Partnership has made no provision for UK, and US federal or state income taxes. However, the Partnership is part of a consolidated group that is subject to New York City Unincorporated Business Tax ("NYC UBT") of 4% attributable to the Partnership's operations apportioned to New York City. The effective tax rate is 19.3% as a result of the permanent difference created mainly by nondeductible guaranteed payments to the partners of TCP. The Partnership settles its tax obligations on a net basis with its indirect parent, TCP, along with other items.

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statement, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statement for the changes in deferred tax liabilities or assets between years. At December 31, 2014, the Partnership had no material deferred tax assets or liabilities.

The Partnership accrues all interest and penalties under the relevant tax law as incurred. There were no interest and penalties reflected in the statement of financial condition as of December 31, 2014.

The Partnership follows the authoritative guidance on accounting for and disclosure of uncertainty in tax positions, which requires management to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation by the applicable taxing authority, based on the technical merits of the position according to the authoritative guidance for uncertainty in income taxes. The tax benefits to be recognized are measured as the largest amount of benefit that is greater than 50% likely to be realized upon ultimate settlement which could result in the Partnership recording a tax liability that would reduce partners' capital. As of December 31, 2014, the Partnership had no unrecognized tax benefits recorded in the financial statement. In the normal course of business, the Partnership is subject to examination by federal, state, and local jurisdiction, as part of the consolidated group. As of December 31, 2014, the tax years of TCP, the Partnership's indirect parent, that remain subject to examination by the major tax jurisdictions under the statute of limitations to which the Partnership is subject are from the year ended December 31, 2011.

3. Regulatory Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. At December 31, 2014, the Partnership had net capital of $391,141, which was $386,141 in excess of the required amount of $5,000.

SEC Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The Partnership's net capital ratio at December 31, 2014 was 0.18 to 1.

The Partnership does not hold customer funds or securities, nor does it carry customer accounts and it has claimed an exemption from SEC Rule 15c3-3 under Section (k)(2)(i).

4. Related Party Transactions

Services Agreement with TCP

The Partnership entered into an agreement with TCP, effective February 17, 2012 (the "Services Agreement"), under which the Partnership agreed to provide certain private placement services to TCP. In exchange for these services, TCP has agreed to pay the Partnership a fee which will be agreed from time to time between the Partnership and TCP (the "Broker Dealer Services Fees").

UK Administrative Services Agreement with the SubAdvisor

The Partnership entered into a services agreement with the SubAdvisor, effective February 17, 2012 (the "UK Services Agreement"), under which the SubAdvisor agreed to provide services to the Partnership. In exchange for these services, the Partnership has agreed to pay the SubAdvisor a British Pound denominated services fee which will be agreed from time to time between the Partnership and the SubAdvisor (the "UK Administrative Services Fees").

Appointed Representative Agreement with the SubAdvisor

The Partnership entered into an agreement with the SubAdvisor, effective February 21, 2012 (the "Appointed Representative Agreement"), under which the SubAdvisor appointed the Partnership as its appointed representative for the purposes of section 39 of the UK Financial Services and Markets Act 2000. In exchange for these services, the Partnership has agreed to pay the SubAdvisor a British Pound denominated monthly fee (the "Appointed Representative Services Fees").

Expense Sharing Agreement with TCP and the SubAdvisor

The Partnership entered into an expense sharing management agreement with TCP and the SubAdvisor, effective February 17, 2012 (the "Expense Sharing Agreement"), under which TCP and the SubAdvisor provide the Partnership with facilities and other services as required in the normal conduct of the Partnership's business. This agreement is reviewed annually to determine if updates or amendment may be required. A new expense sharing agreement was entered into on January 1, 2014 and there were no material changes to the allocation methodologies.

A portion of the salaries and other compensation of the employees who work directly on activities for the Partnership has been charged pursuant to the Expense Sharing Agreement.

Additionally, other expenses such as rent, utilities, office maintenance, information technology and supplies are allocated to the Partnership by TCP pursuant to the Expense Sharing Agreement.

Receivable from Affiliate

For the year ended December 31, 2014, the net due from TCP to the Partnership was $788,642 and is included in receivable from affiliate, net, on the statement of financial condition. This represents the outstanding amount of the Broker Dealer Services Fees in excess of the allocation of compensation and other expenses paid on the Partnership's behalf.

Insurance Coverage
Upon the recommendation of an unrelated, independent insurance broker, and as part of an annual review of all insurance policies prior to renewal, TowerBrook Capital Partners LLC, the general partner of TCP, has contracted with Ironshore Indemnity, Inc., a subsidiary of Ironshore Inc. to provide Investment Fund Management and Professional Liability and Employment Practices Liability insurance. Ironshore Inc. is a portfolio company of TowerBrook Investors II, L.P, an affiliated entity. The insurance coverage provided by Ironshore Indemnity, Inc. is an "excess layer" that has a $10 million limit of liability and sits behind $20 million of coverage from two unrelated insurance carriers. The policy period runs from April 5, 2014 to April 5, 2015 and has a premium of $81,500. The premium was paid by TCP, and a portion of such cost was allocated to the Partnership.

5. Commitments and Contingencies

In the normal course of business the Partnership enters into contracts that contain a variety of representations and warranties and which may provide general indemnifications. The Partnership's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Partnership that have not yet occurred. However, the Partnership expects the risk of loss to be remote.

The Partnership entered into an operating sublease with TCP for its office space in New York, effective February 17, 2012 and amended on September 1, 2013. TCP's lease for such office space commenced on October 1, 2009 and expires on February 28, 2021. The Partnership's annual future rental payments under the sublease as of December 31, 2014 are:

Year Ended December 31,	
2015	$ 19,589
2016	19,589
2017	19,589
Thereafter	62,032
	$ 120,799

6. Risks

The Partnership is subject to a variety of business risks in the conduct of its operations. The Partnership is economically dependent on its related parties and affiliates as the source of its fee income and, accordingly, the Partnership may be materially affected by the actions of and various risks associated with such related parties and affiliates. The Partnership is subject to regulation and may be adversely affected by further regulation by U.S. and non-U.S. governmental regulatory authorities or self-regulatory organizations that supervise the financial markets.

7. Subsequent Events

The Partnership has evaluated whether events or transactions that have occurred after December 31, 2014 through February 25, 2015, the date the financial statements were available to be issued, that would require recognition or disclosure in this financial statement and determined that there are no such items requiring disclosure.